UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32361 / November 18, 2016

In the Matter of	:
	:
ALAIA Market Linked Trust	:
	:
10 Corbin Drive	:
Darien, CT 06840	:
	:
Beech Hill Securities, Inc.	:
	:
880 3rd Ave, 16th Floor	:
New York, 10022 NY 10022	:
	:
(812-14542)	:
	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING EXEMPTIONS FROM SECTIONS 2(a)(32), 2(a)(35), 14(a), 19(b), 22(d) AND
26(a)(2)(C) OF THE ACT AND RULES 19b-1 AND 22c-1 UNDER THE ACT AND
SECTIONS 11(a) AND 11(c) OF THE ACT APPROVING CERTAIN OFFERS OF
EXCHANGE AND ROLLOVER PRIVILEGES

ALAIA Market Linked Trust and Beech Hill Securities, Inc. filed an application on September 3, 2015, and an amendment to the application on January 6, 2016, and October 17, 2016, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") granting exemptions from sections 2(a)(32), 2(a)(35), 14(a), 19(b), 22(d) and 26(a)(2)(C) of the Act and rules 19b-1 and 22c-1 under the Act and under sections 11(a) and 11(c) of the Act approving certain offers of exchange and rollover privileges. The order would permit certain unit investment trusts to: (a) impose sales charges on a deferred basis and waive the deferred sales charge in certain cases; (b) offer unitholders certain exchange and rollover options; (c) publicly offer units without requiring the depositor to take for its own account or place with others $100,000 worth of units; and (d) distribute capital gains resulting from the sale of portfolio securities within a reasonable time after receipt.

On October 24, 2016, a notice of the filing of the application was issued (Investment Company Act Release No. 32324). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested approval is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, in the matter of ALAIA Market Linked Trust and Beech Hill Securities, Inc. (File No. 812-14542);

IT IS ORDERED, under section 6(c) of the Act, that the requested exemptions from sections 2(a)(32), 2(a)(35), 14(a), 19(b), 22(d) and 26(a)(2)(C) of the Act and rules 19b-1 and 22c-1 under the Act are granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 11(a) and 11(c) of the Act, that the requested approval of certain offers of exchange and rollover privileges, is hereby granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary